Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

May 7, 2025

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with our unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2025 and our Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2024, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of May 7, 2025. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS" or "IFRS Accounting Standards") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosures relating to properties in which we hold royalty, streaming or other similar interests are based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying our interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein.

As a royalty and stream holder, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their qualified persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to our royalty, streaming and other similar interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services, a qualified person as such term is defined under NI 43-101.

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes over 248 royalty and streaming interests across properties of various stages, of which 7 are on cash flowing assets.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

Business Strategy

Since inception, our strategy has been to acquire royalties, streaming and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

Our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

We generally do not conduct development or mining operations on the properties in which we hold interests and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31
	2025	2024
(in thousands of dollars, except per share and GEOs amounts)	($)	($)
Revenue	3,138	2,894
Net loss	(1,248)	(1,405)
Net loss per share, basic and diluted	(0.01)	(0.01)
Cash provided by operating activities	2,487	336
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	3,577	4,185
Adjusted EBITDA(1)	1,673	2,020
Adjusted Net Loss(1)	(1,246)	(930)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.01)	(0.01)
Gold Equivalent Ounces ("GEOs")(1)	1,249	2,019

__________

Note:

(1)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Selected highlights for the first quarter of 2025, include:

•
Revenue of $3.1 million, which was 8% higher than the same period of 2024, driven by contributions from Côté Gold and Vareš and higher gold and copper prices.
•
Achieved positive cash flows from operations of $2.5 million, which does not include an additional $0.1 million of land agreement proceeds credited against other mineral interests, and Adjusted EBITDA of $1.7 million.
•
General and administrative costs decreased to $1.8 million from $2.3 million in the same period of 2024.
•
Quarterly Net Loss was reduced by 11% from the same period of 2024 as a result of higher revenue and lower general and administrative costs.
•
Our core assets continued to advance in the first quarter of 2025, including:
o
the Côté Gold and Vareš mines continue production ramp up;
o
underground ramp and shaft development remain on schedule at the Odyssey mine (Canadian Malartic Complex); and
o
significant progress during the quarter on the ramp up of the Borborema mine, which is currently expected by its operator to achieve commercial production in the third quarter of 2025.
•
See "Selected Asset Updates" for further information.

Recent Developments

The following is a summary of selected recent developments regarding our business.

Amendments to Credit Facility

On February 24, 2025, we announced that we entered into an amendment and restatement of our existing secured revolving credit facility (the "Credit Facility"). The amended and upsized Credit Facility bears a reduced interest rate based on Secured Overnight Financing Rate ("SOFR") plus a margin of 3.00%. The Credit Facility now consists of a $30 million secured revolving credit line, with an accordion feature allowing for up to an additional $45 million in availability, subject to certain conditions. The maturity date of the Credit Facility was extended from March 31, 2027, to March 31, 2028.

Garrison Royalty Acquisition

On March 7, 2025, we acquired a 1.2% NSR royalty from third-party vendors on the Garrison Project, located near Timmins, Ontario and operated by STLLR Gold Inc. The consideration paid by us for this royalty was C$2.8 million, which was satisfied in cash at closing of the transaction.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and stream. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic and Odyssey mines in Québec, Canada. This royalty currently applies to a portion of the open pit area (the eastern end of the Barnat Extension). The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines

Limited ("Agnico Eagle"). We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% Net Profit Interest ("NPI") royalty on the Radium Property.

On February 13, 2025, Agnico Eagle reported its financial and operational results for the year ended December 31, 2024. It confirmed that development activities including ramp development and shaft sinking at the Odyssey mine ("Odyssey") remain on schedule. As of year-end the main ramp had reached a depth of 912 metres, while the ramp towards the mid-shaft loading station had extended to 945 metres. It further disclosed that advancing the main ramp remains the project's primary development priority and shaft excavation is expected to be completed by 2027.

Agnico Eagle disclosed that the targeted mining rate of 3,500 tonnes per day ("tpd") at Odyssey South was first achieved in October 2023 and was sustained throughout 2024. Construction activity at Odyssey is anticipated by Agnico Eagle to accelerate in 2025, with key focus areas including the expansion of the paste plant, the installation of mid-shaft material handling infrastructure and the development of the primary underground ventilation system.

Agnico Eagle disclosed that surface construction advanced as planned in 2024 and the service hoist is expected to be operational by 2025, servicing a temporary loading station at 1,050 m below surface. Additionally, it stated that engineering work has commenced for the second phase of the paste plant expansion, which will increase its capacity from 4,000 tpd to approximately 20,000 tpd upon its expected completion in 2027.

Agnico Eagle disclosed that, in 2025, production will be primarily sourced from the Barnat open pit, supplemented by increasing contributions from Odyssey and low-grade stockpiles. Odyssey is expected by it to contribute approximately 85,000 ounces of gold to overall Canadian Malartic production in 2025.

Following the full transition of the Canadian Malartic Complex to an underground operation (projected for 2029), Agnico Eagle expects that the mill will have excess processing capacity of approximately 40,000 tpd. Agnico Eagle is evaluating multiple opportunities to optimize mill utilization, with a long-term objective of potentially achieving annual gold production of one million ounces in the 2030s.

Agnico Eagle disclosed that its exploration activities in 2024 focused on infill drilling within the Odyssey North and Odyssey South zones as well as the Internal Zones. The East Gouldie deposit continued to expand both westward and eastward. Additionally, new drill intercepts in the Eclipse Zone confirmed the continuity of mineralization, highlighting further resource growth potential between the East Gouldie and Odyssey deposits. Considering these positive exploration results, Agnico Eagle is assessing the feasibility of a second shaft at Odyssey.

On April 24, 2025, Agnico Eagle reported its financial and operational results for the quarter ended March, 31, 2025 including an update on key value drivers and pipeline projects. At Canadian Malartic, Agnico Eagle continued to advance the transition to underground mining with the construction of the Odyssey mine and work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. In the first quarter, ramp development continued to progress ahead of schedule while construction progressed on schedule and on budget.

Agnico Eagle disclosed that exploration drilling ramped up at Odyssey during the first quarter of 2025. Thirteen underground rigs and fourteen surface rigs drilled a total of 53,376 metres that targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration continued to investigate several targets along the 16-kilometre long land package around the mine.

For further information see Agnico Eagle's news releases dated February 13, 2025 and April 24, 2025, available under its profile on www.sedarplus.ca.

Borden Mine

We hold a 0.5% NSR royalty on the southern portion of the underground Borden gold mine, located in Ontario, Canada, owned and operated by Discovery Silver Corp. ("Discovery Silver").

On January 27, 2025, Discovery Silver disclosed that it had entered into a definitive agreement to acquire the Porcupine complex, including the Borden mine, from a wholly owned subsidiary of Newmont Corporation for total consideration of $425 million. It disclosed that the transaction was expected to close in the first half of 2025; the transaction subsequently closed on April 16, 2025.

For further information see Discovery Silver's news releases dated January 27, 2025 and April 16, 2025, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

On January 14, 2025, IAMGOLD announced its preliminary 2024 operating results and stated production guidance for 2025. It disclosed that Côté achieved 199,000 ounces of gold production in 2024, below IAMGOLD's previously stated guidance of 220,000 to 290,000 ounces of gold production in 2024. It further disclosed that Côté achieved a monthly production of 37,000 ounces gold in both November and December.

On February 20, 2025, IAMGOLD announced its full year 2024 results and outlined that it had achieved successful start-up of Côté, stating it was one of the quickest ramp-ups to commercial production for a large-scale open pit gold mine in Canada. Côté production in 2025 is expected by IAMGOLD to be in the range of 360,000 to 400,000 ounces gold on a 100% basis. IAMGOLD's primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tpd by the fourth quarter of this year, while concurrently stabilizing operations by implementing and improving operation and maintenance procedures. The rate of ore mined is expected to increase through the year, owing to flat open pit mining rates, averaging approximately 12 million tonnes per quarter, and a declining waste to ore strip ratio through the year. Plant throughput is expected to total approximately 12 million tonnes in 2025. Processing rates are expected to increase towards nameplate quarter over quarter, particularly in the second quarter following the winter season, and in the fourth quarter with the installation of the additional secondary crusher. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au as mining and stockpiling activities shift towards a more efficient mine plan to improve pit mining performance and reduce rehandling of stockpiled ore. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as mined ore, plant head grades and plant throughput increases through the year.

On May 6, 2025, IAMGOLD reported financial and operating results for the quarter ended March 31, 2025. Côté achieved record throughput in March, totaling nearly 1 million tonnes, which represented monthly average throughput of 90% of the nameplate mill capacity. Côté averaged 34,500 tpd or 96% of nameplate capacity over the past 30 days. IAMGOLD has reiterated production guidance 360,000 to 400,000 ounces of gold on a 100% basis in 2026, and is targeting to reach nameplate 36,000 tpd mill capacity by year end.

For further information see IAMGOLD's news releases dated January 14, 2025, February 20, 2025 and May 6, 2025, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine ("Cozamin"), located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

On January 20, 2025, Capstone reported its consolidated copper production for 2024 and provided operations and capital expenditure guidance for 2025. It disclosed Cozamin achieved 24,907 tonnes of copper production in 2024. Cozamin's copper production is expected to be similar in 2025 compared to 2024, with 23,000 to 26,000 tonnes of copper production at expected grades of approximately 1.87%. Production is expected to be consistently weighted throughout the year.

On May 1, 2025, Capstone reported financial and operating results for the quarter ended March 31, 2025. Production was consistent with Capstone's mine plan, mill throughput was higher compared with the same period last year, and recoveries were flat year-over-year.

For further information see Capstone's news releases dated January 20, 2025 and May 1, 2025, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project

We hold a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA, owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of gold production.

On March 5, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek Underground Project which outlined that the Granite Creek Underground Project is the first property within i-80's pipeline of assets to be redeveloped and is currently ramping up to full production. On May 5, 2025, i-80 further announced that improvements to dewatering efforts should allow the ramp-up to steady state gold production in the second half of 2025.

On March 6, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek Open Pit Project. The news release outlined the Granite Creek Open Pit is located within the Getchell Trend in northern Nevada, United States, immediately south of the Turquoise Ridge Complex of Nevada Gold Mines.

On April 1, 2025, i-80 announced the filing of a technical report under NI 43-101 titled "NI 43-101 Preliminary Economic Assessment Technical Report, Granite Creek Project" and technical report summary under S-K 1300 titled "Initial Assessment of the Granite Creek Mine", each dated effective December 31, 2024, copies of which are available under i-80's profile on www.sedarplus.ca and www.sec.gov, respectively.

For further information see i-80's news releases dated March 5, 2025, March 6, 2025, April 1, 2025 and May 5, 2025, available under its profile on www.sedarplus.ca.

Vareš Mine

We hold a copper stream (the "Vareš Stream") on the Vareš Silver Project, operated by a subsidiary of Adriatic Metals plc ("Adriatic"). The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, effective payable copper is fixed at 24.5%.

On January 28, 2025, Adriatic released its fourth quarter activities report detailing highlights including some delays to production due to severe winter weather delays in December and January. Severe snowfall in late December disrupted Vareš Mine for five days, affecting ore transport and communications due to blocked roads and power outages across the Balkans. Mining has since resumed safely, with operations returning to normal. It further disclosed production guidance for 2025 of 625-675 kt ore milled and produce 12,000 to 13,000 koz of silver equivalent ("AgEq") that will be weighted towards the second half of 2025 as the Vareš Mine continues to ramp up to nameplate capacity. Lastly, a comprehensive technical study was completed by Ausenco in the fourth quarter to outline the expansion potential of the processing plant from 0.8 million to 1.3 million tonnes per annum ("tpa"), confirming that no material capital expenditures are required to achieve a 1.0 million tpa capacity and approximately US$25 million growth capital would be required to achieve 1.3 million tpa capacity.

On February 18, 2025, Adriatic announced the successful completion of its two-tranche institutional placement to raise A$80 million (approximately $50 million). Proceeds are intended to be used to fast-track the processing plant expansion, initiate technical studies and workstreams, and provide spare capacity to mitigate risks during the ramp-up to nameplate production. Adriatic disclosed that it expects the expansion of nameplate capacity to 1.3 million tpa will be completed in 2027.

On March 31, 2025, Adriatic released an operations update over the Vareš mine for the first quarter of 2025. The Vareš mill processed a record 68 kt of ore compared to 47 kt in the fourth quarter of 2024 and produced 1.3 Moz AgEq compared to 0.9 Moz AgEq in the previous quarter. Adriatic disclosed that its expectation for achieving commercial production had moved to the second quarter of 2025 from the first quarter of 2025 previously. The operator outlined that construction of the Veovača tailings facility was completed during the first quarter and that initial depositions would commence in early April.

On April 30, 2025, Adriatic issued its quarterly activities report for the three months ended March 31, 2025. It milled 65,991 tonnes in the quarter, approximately 40 kt lower than budget due to weather impacts, delay in the start of the Veovača tailings storage facility operation, and tailings filtration cycle time issues; however, Adriatic noted that these issues are either resolved or currently being resolved. Significant progress was made in April, with key metrics including tonnes milled and silver equivalent production achieving monthly records. Adriatic continues to expect that commercial production will be declared in the second quarter of 2025.

For further information see Adriatic's Australian Stock Exchange announcements dated January 28, 2025, February 18, 2025, March 31, 2025 and April 30, 2025.

Borborema Project

We hold a 2.0% NSR royalty over the Borborema Gold Project ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

On February 26, 2025, Aura announced its full year 2024 results including an update on Borborema. As of the date of Aura’s disclosure, the Borborema construction was expected by Aura to be completed in the first quarter of 2025. Construction capital was 100% committed. Significant developments include the conclusion of the main substation, power line, mechanical assembly of the crushing area and the carbon in leach ("CIL") area. The mine pre-stripping was ongoing according to the plan and included a total of 5.7 Mt material moved. The project employed 2,184 direct and indirect personnel at that time. In addition, Aura provided production guidance for 2025 which included 33,000 oz to 40,000 oz of gold production from Borborema, outlining that with ramp-up scheduled to commence in the first quarter of 2025, Borborema expected to reach between 40% and 48% of its designed nominal capacity in 2025, equivalent to an annualized rate of 83,000 oz gold. Aura anticipated achieving commercial production at Borborema in the second half of 2025.

On March 27, 2025, Aura announced that first production at Borborema had been achieved and it reiterated that it expects to achieve commercial production by the third quarter of 2025.

On April 10, 2025, Aura announced that in the first quarter of 2025 it commenced operations at Borborema. As the mine commenced operations at the end of March 2025, no production volumes were recorded for the quarter. It further disclosed that Borborema was completed on schedule and that it expects to produce between 33,000 and 40,000 ounces from this operation in 2025.

On May 5, 2025, Aura announced its financial and operating results for the quarter ended March 31, 2025. It continues to expect Borborema will achieve commercial production by the third quarter of 2025, and it reiterated its production guidance of 33,000 – 40,000 ounces of gold in 2025.

For further information see Aura's news releases dated February 26, 2025, March 27, 2025, April 10, 2025 and May 5, 2025, available under its profile on www.sedarplus.ca.

Fenelon Gold Project

We hold a 2.0% NSR royalty over the Fenelon Gold Project ("Fenelon") in Québec, Canada, which is owned and operated by Wallbridge Mining Company Ltd. ("Wallbridge").

On January 22, 2025, Wallbridge announced the 2025 exploration program for Fenelon, planning between 3,000 m and 5,000 m of exploration drilling over the Detour-Fenelon gold trend.

On March 27, 2025, Wallbridge announced the filing of a technical report under NI 43-101 titled "NI 43-101 Technical Report and Preliminary Economic Assessment Update on the Fenelon Gold Project, Quebec, Canada", dated effective March 21, 2025 and copies of which are available under Wallbridge's profile on www.sedarplus.ca.

For further information see Wallbridge's news releases dated January 22, 2025 and March 27, 2025, available under its profile on www.sedarplus.ca.

Ren Project

We hold a 1.5% NSR royalty and a 3.5% NPI over the Ren Project in Elko County, Nevada, USA, which is part of Carlin Complex operated by Barrick Gold Corporation ("Barrick") and owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Gold Corporation (38.5%).

In its management's discussion and analysis for the year ended December 31, 2024, Barrick disclosed that the Ren Project is anticipated to produce an average of 140,000 ounces of gold per year (100% basis) once in full production by 2027. To support mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a seven metre ventilation shaft will be sunk 550 metres to serve as an exhaust raise and utility conduit for the orebody.

On May 7, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027. As at March 31, 2025, project spend was $95 million (including $23 million in Q1 2025) out of an estimated capital cost of $410 to $470 million (100% basis). Secondary drift development is ongoing. Infill conversion drilling began mid-March, with the first assay results expected to be returned in May to support the update for conversion by year-end. Final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in the second quarter of 2025.

For further information see Barrick's management's discussion and analysis for the year ended December 31, 2024 and for the quarter ended March 31, 2025, available under its profile on www.sedarplus.ca.

South Railroad Project

We hold a 0.44% NSR royalty over a portion of the South Railroad project ("South Railroad") in Nevada, USA, which is owned and operated by Orla Mining Ltd. ("Orla").

On February 25, 2025, Orla announced results of the 2024 South Carlin Complex exploration program and outlined the 2025 exploration plans for South Railroad, as well as providing an update over the permitting progress. In 2024 Orla conducted over 19,000 metres of drilling which returned multiple high-grade intersections beyond the currently envisioned open pits, demonstrating the potential to further expand resources and reserves at Dark Star and Pinion pits.

Orla expects to invest $15 million in its 2025 exploration program to drill an additional 18,000 metres. Approximately 10,000 metres will be focused on near-deposit targets close to Dark Star and Pinion, aiming to expand resources and extend the projected open pits; the remaining 8,000 metres of drilling will target the Pod-Sweet Hollow, North Bullion, Jasperoid Wash, Robinson and Bowl areas to define new shallow oxide gold mineralization.

Additionally, Orla disclosed that it expects to complete an updated Mineral Resource and Mineral Reserve estimate as well as an updated technical report update on the second half of 2025 and reiterated the 2027 first production start date for South Railroad.

For further information see Orla's news release dated February 25, 2025, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project ("Tonopah West") in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

On February 18, 2025, Blackrock Silver disclosed that it had commenced permitting initiatives at Tonopah West with the objective of receiving the necessary approvals and permits to break ground on an exploration decline in 2027. Blackrock Silver had also expanded its drilling programs by an additional 15,000 metres and anticipated release of an updated NI 43-101 mineral resource estimate in the third quarter of 2025.

On February 20, 2025, Blackrock Silver also reported multiple + 1 kg/t AgEq intercepts from an in-fill drilling program initiated in mid-July 2024 at Tonopah West.

On February 24, 2025, Blackrock Silver reported multiple additional + 1 kg/t AgEq intercepts in the first assays of its resource expansion program. Blackrock Silver also reiterated it expects to release an updated NI 43-101 mineral resource estimate in the third quarter of 2025.

On March 31, 2025, Blackrock Silver reported significant step-out drill results as far as 1.2 km east of the existing mineral resource. This additional drilling remains covered by Gold Royalty’s 3.0% NSR.

For further information see Blackrock Silver's news releases dated February 18, 2025, February 20, 2025, February 24, 2025 and March 31, 2025, available under its profile on www.sedarplus.ca.

Whistler Gold-Copper Project

We hold a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA (the "Whistler Project"), which is owned and operated by U.S. GoldMining Inc. ("U.S. GoldMining").

On February 10, 2025, U.S. GoldMining announced the drill discovery of a new high-grade zone at Raintree Prospect at the Whistler Project.

On April 15, 2025, U.S. GoldMining announced it intends to commence an initial assessment under U.S. Regulation S-K 1300 ("S-K 1300") and a preliminary economic assessment under Canadian National Instrument 43-101 ("NI 43-101") for the Whistler Project.

On April 24, 2025, U.S. GoldMining announced it had commenced metallurgical test work, which will help to support the proposed initial economic assessment at the Whistler Project.

For further information see U.S. GoldMining's news releases dated February 10, 2025, April 15, 2025 and April 24, 2025, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results with two new royalties added in the three months ended March 31, 2025. We have generated 50 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 33 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only approximately $0.02 million spent on maintaining the mineral interests in the first quarter of 2025.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended March 31
	2025	2024
	($)	($)
Average Gold Price ($/oz)(1)	2,865	2,072
Average Copper Price ($/tonne)(2)	9,352	8,443

__________

Notes:

(1)
Based on the London Bullion Market Association ("LBMA") PM fix.
(2)
Based on the London Metal Exchange ("LME") Grade A copper.

The market prices for gold and copper are subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three months ended March 31, 2025, LBMA PM fix gold price ranged from $2,633 to $3,115 per ounce, averaging $2,865 per ounce for the period, a 38% increase from the same period in 2024. The price of gold has increased during the three months ended March 31, 2025, largely due to rising global demand, reaching a record high of $3,115 per ounce on March 31, 2025. As at May 6, 2025, the gold price was $3,391 per ounce.

During the three months ended March 31, 2025, LME Grade A copper price ranged from $8,686 to $9,982 per tonne, averaging $9,352 per tonne for the period, an 11% increase from the same period in 2024. The price of copper has increased during the three months ended March 31, 2025, largely due to consistent rising global demand which global supply sources have not been able to address, accordingly copper reached $9,982 per tonne on March 25, 2025. As of May 6, 2025, the copper price was $9,376 per tonne.

Discussion of Operations

Three months ended March 31, 2025, compared to three months ended March 31, 2024

Revenue for the first quarter of 2025 was $3.1 million, compared to $2.9 million in the comparative quarter in 2024. The increase primarily resulted from higher commodity prices and the addition of income generated from the Vareš Stream acquired in June 2024, partially offset by lower revenue from our Canadian Malartic interests as a result of mine sequencing in the Barnat pit in the period. Additionally, the Côté royalty interest, acquired in 2022, continued to generate payments as the mine achieved commercial production in August 2024. Revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Borden	184	179
Canadian Malartic	105	632
Côté	519	—
Cozamin	301	252
Vareš	484	—
Borborema	1,067	790
Others	917	2,332
	3,577	4,185

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan.

During the three months ended March 31, 2025, we received land agreement proceeds of $0.6 million of which $0.1 million were credited against other mineral interests, compared to $2.1 million of which $1.1 million were credited against other mineral interests in the same period of 2024. During the three months ended March 31, 2024, we received $1.0 million on the exercise by Blackrock Silver of its option to acquire the Tonopah West Project.

In the first quarter of 2025, we received $0.3 million in interest on our gold-linked loan, compared to $0.2 million in the same period of 2024.

During the three months ended March 31, 2025, we incurred copper streaming expenses, which are associated ongoing payments required to be made by us equal to 30% of the LME spot copper price and included in cost of sales, of $0.1 million relating to the Vareš Stream, compared to $nil in the comparative period of 2024.

During the three months ended March 31, 2025, we recognized a depletion expense of $0.1 million, compared to $0.5 million in the comparative quarter in 2024. The decrease was due to a catch-up depletion arising from the revision of the life of mine of a certain property to which our royalty agreement relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the property.

In the first quarter of 2025, general and administrative costs decreased by 19% to $1.8 million from $2.3 million. The decrease was primarily a result of cost control initiatives.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Corporate administrative costs	681	1,158
Employee costs	780	733
Professional fees	341	350
	1,802	2,241
Depreciation	19	20
	1,821	2,261

During each of the three months ended March 31, 2025 and 2024, project evaluation costs were $0.02 million. These costs consisted of professional fees incurred in evaluating royalty acquisitions.

During the three months ended March 31, 2025, corporate administrative costs decreased to $0.7 million from $1.2 million in 2024, driven primarily by cost control initiatives and lower marketing expenses. Employee costs increased to $0.8 million from $0.7 million in 2024, resulting from the addition of employees in second half of 2024. Professional fees were $0.4 million in each of the three months ended March 31, 2025 and 2024.

During the three months ended March 31, 2025, we recognized non-cash share-based compensation expenses of $0.7 million, compared to $0.6 million in the comparative period in 2024. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

We recognized a fair value loss on short-term investments of $0.1 million in the first quarter of 2025, compared to a gain of $0.1 million in the comparative in 2024. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the first quarter of 2025, we recognized a fair value gain on our gold-linked loan of $0.3 million, compared to $0.6 million in the same period of 2024. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

In the first quarter of 2025, we recognized a fair value gain on embedded derivative arising from the accounting of our convertible debentures of $0.1 million, compared to $0.2 million in the same period of 2024. The embedded derivative is measured at fair value with reference to our stock price, credit spread and expected interest rate volatility.

We incurred finance costs of $2.2 million in the first quarter of 2025, compared to $1.8 million in the same period of 2024, which includes accretion of the convertible debentures throughout the quarter, interest expense on funds drawn on our Credit Facility and cash and non-cash interest expense on our convertible debentures. The increase is primarily attributed to interest expense on additional funds drawn on our Credit Facility in February 2025. In addition, we recognized a gain on loan modification of $0.7 million in the three months ended March 31, 2025 relating to the amendment of the Credit Facility, compared to $0.3 million in the same period in 2024. A gain was recognized on the modification of our Credit Facility as the revised terms, including the extended maturity date and reduced interest rates, resulted in a substantial difference in the present value of cash flows.

We incurred a current tax expense of $0.1 million in the first quarter of 2025, compared to $0.8 million in the same period of 2024. In the three months ended March 31, 2025, we recognized a deferred tax expense of $0.4 million, compared to deferred tax recovery of $0.4 million in the same period of 2024.

We had a net loss of $1.2 million, or $0.01 per share on a basic and diluted basis, during the three months ended March 31, 2025, compared to a net loss of $1.4 million, or $0.01 per share on a basic and diluted basis, for the same period of 2024. During the three months ended March 31, 2025, we incurred Adjusted Net Loss of $1.2 million or $0.01 per share, compared to $0.9 million or $0.01 per share, for the same period in 2024. The change was primarily the result of increased revenues from royalties and stream, along with a reduction in operating expenses, offset by the one-off payment of $1.0 million received in 2024 following the exercise by Blackrock Silver of its option to acquire the Tonopah West mineral interests.

Liquidity and Capital Resources

	As at March 31, 2025	As at December 31, 2024
(in thousands of dollars)	($)	($)
Cash and cash equivalents	3,214	2,267
Short-term investments	140	214
Working capital (current assets less current liabilities)	1,819	2,012
Total assets	739,884	737,515
Total current liabilities	4,453	3,859
Total non-current liabilities	177,384	175,353
Shareholders' equity	558,047	558,303

As at March 31, 2025, we had cash and cash equivalents of $3.2 million, compared to $2.3 million as at December 31, 2024. This was primarily driven by an increase in revenue from our royalty and streaming interests, additional drawdown from our Credit Facility, offset by cash utilized in our acquisition of the Garrison royalty and interest payments made during the period.

As at March 31, 2025, we had short-term investments of $0.1 million, compared to $0.2 million as at December 31, 2024. Short-term investments consist of marketable securities.

We had working capital (current assets less current liabilities) of $1.8 million as at March 31, 2025, compared to $2.0 million as at December 31, 2024. Working capital consists of current assets less current liabilities.

We had non-current liabilities of $177.4 million as at March 31, 2025, compared to $175.4 million as at December 31, 2024. Non-current liabilities consist of non-current portion of lease obligation, bank loan, convertible debentures, embedded derivative and deferred income tax liability. The increase was due to the additional drawdown from the Credit Facility (detailed below) and accretion of convertible debentures, offset by fair value change in embedded derivative.

On February 24, 2025, we announced that we had extended the maturity date of the Credit Facility to March 31, 2028 and expanded it to consist of a $30 million secured revolving credit line, with an accordion feature allowing up to an additional $45 million in availability, subject to the satisfaction of certain additional conditions. As at March 31, 2025, $27.3 million was drawn under the Credit Facility. See "Recent Developments".

Cash Flows

Operating Activities

Operating activities provided cash of $2.5 million in the first quarter of 2025, compared to $0.3 million in the same period of 2024. Net cash provided by operating activities during the three months ended March 31, 2025 reflected a net loss of $1.2 million offset by various non-cash items including $0.1 million of depreciation and depletion, $2.2 million of finance costs, $0.7 million loan modification gain, $0.3 million and $0.1 million change in the fair value of our gold-linked loan and embedded derivative, respectively and $0.4 million of deferred tax expense. Non-cash working capital changes included a decrease in accounts receivable providing cash of $0.5 million in the first quarter of 2025, compared to an increase that used cash of $1.0 million in the same period of 2024. Interest income received on our gold-linked loan provided cash of $0.3 million in the first quarter of 2025, compared to $0.2 million in the same period of 2024. A decrease in prepaids and other receivables provided cash of $0.03 million in the first quarter of 2025, compared to $0.1 million in the same period of 2024. An increase in accounts payable and accrued liabilities provided cash of $0.6 million in the first quarter of 2025, compared to $1.1 million in the same period of 2024.

Investing Activities

Investing activities utilized cash of $2.1 million in the first quarter of 2025, compared to providing cash of $1.0 million in the same period of 2024. In the first quarter of 2025, we used $2.2 million in cash for acquisitions, compared to $0.02 million in the same period of 2024. The increase was principally due to the acquisition of the Garrison royalty in March 2025. In the first quarter of each of 2025, land agreement proceeds credited against other mineral interests provided cash of $0.1 million, compared to $1.1 million in the same period of 2024.

Financing Activities

During the three months ended March 31, 2025, financing activities provided cash of $0.5 million, compared to using cash of $1.0 million in the same period of 2024, mainly due to the financing activities related to our Garrison royalty acquisition. Interest payments used cash of $1.3 million in the first quarter of 2025, compared to $0.9 million the same period of 2024. The increase in interest payments was due to the increased borrowings under the Credit Facility following the Vareš Stream acquisition in June 2024. In February 2025, we drew down $2.0 million under the Credit Facility and incurred transaction costs of $0.2 million in relation thereto.

Contractual Obligations

As at March 31, 2025, we had the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	268	95	173	—	—
Revolving credit facility - principal(1)	27,287	—	27,287	—	—
Revolving credit facility - interest(1)	6,684	2,366	4,318	—	—
Convertible debentures - principal(2)	40,000	—	—	40,000	—
Convertible debentures - interest(2)	15,167	4,000	8,000	3,167	—
Total	89,406	6,461	39,778	43,167	—

__________

Notes:

(1)
Comprised of principal outstanding and undiscounted future interest payments associated with our Credit Facility.
(2)
Comprised of principal outstanding and undiscounted future interest payments associated with our convertible debentures issued in 2023.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted

Adjusted Net Loss is calculated by adding land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1) and share of loss in associate and deducting the following from net loss: dilution gain in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain and other income. Adjusted Net Loss Per Share, basic and diluted, have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended March 31
	2025	2024
(in thousands of dollars, except per share amount)	($)	($)
Net loss	(1,248)	(1,405)
Land Agreement Proceeds credited against other mineral interests	113	1,050
Interest income credited against gold-linked loan	326	241
Accretion of convertible debentures	519	395
Transaction related and non-recurring general and administrative expenses	61	95
Share of loss in associate	30	52
Dilution gain in associate	—	(9)
Change in fair value of gold-linked loan	(290)	(639)
Change in fair value of short-term investments	74	(101)
Change in fair value of embedded derivative	(100)	(191)
Foreign exchange gain	(29)	(87)
Gain on loan modification	(693)	(310)
Other income	(9)	(21)
Adjusted Net Loss	(1,246)	(930)
Weighted average number of common shares	170,325,913	145,778,698
Adjusted Net Loss Per Share, basic and diluted	(0.01)	(0.01)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2024	2,072	4,185	2,019
For the three months ended March 31, 2025	2,865	3,577	1,249

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2025 and 2024, respectively:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Royalty	1,116	1,062
Streaming	484	—
Advance minimum royalty and pre-production royalty	1,078	830
Land agreement proceeds	573	2,052
Interest income credited against gold-linked loan	326	241
Total Revenue, Land Agreement Proceeds and Interest	3,577	4,185
Land agreement proceeds credited against other mineral interests	(113)	(1,050)
Interest income credited against gold-linked loan	(326)	(241)
Revenue	3,138	2,894

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of loss in associate, dilution gain in associate, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange gain, gain on loan modification and other income to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Adjusted EBITDA.

(2)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Net loss	(1,248)	(1,405)
Depletion	91	520
Depreciation	19	20
Finance costs	2,205	1,784
Current tax expense	71	789
Deferred tax (recovery)/expense	360	(363)
Land Agreement Proceeds credited against other mineral interests	113	1,050
Interest income credited against gold-linked loan	326	241
Transaction related and non-recurring general and administrative expenses	61	95
Share-based compensation	692	595
Share of loss in associate	30	52
Dilution gain in associate	—	(9)
Change in fair value of gold-linked loan	(290)	(639)
Change in fair value of short-term investments	74	(101)
Change in fair value of embedded derivative	(100)	(191)
Foreign exchange gain	(29)	(87)
Gain on loan modification	(693)	(310)
Other income	(9)	(21)
Adjusted EBITDA	1,673	2,020

Summary of Quarterly Results

The following table sets forth our selected financial results for each of the quarterly periods indicated.

	Revenue	Net income (loss)	Net income (loss) per share, basic and diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)
June 30, 2023	468	(2,496)	(0.02)
September 30, 2023	797	(1,817)	(0.01)
December 31, 2023	1,016	(19,360)	(0.13)
March 31, 2024	2,894	(1,405)	(0.01)
June 30, 2024	1,794	(2,236)	(0.01)
September 30, 2024	2,060	3,423	0.02
December 31, 2024	3,355	(3,193)	(0.02)
March 31, 2025	3,138	(1,248)	(0.01)

Quarterly fluctuations in net income (loss) are primarily driven by changes in revenue from royalties and other interests, changes in operating expenses, fair value adjustments in gold-linked loan, short-term investments and embedded derivative and changes in corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at March 31, 2025, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also one of our directors, subscribed for $30 million principal amount of the convertible debentures in our convertible debenture financing completed in December 2023. During the three months ended March 31, 2025, we incurred finance costs, including accretion of convertible debentures, of $1.2 million, compared to $1.1 million in the same period of 2024, under such convertible debentures held by QRC.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended March 31, 2025, we have not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by our key management personnel for the three months ended March 31, 2025 and 2024 are as follows:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Management salaries	298	317
Directors' fees	48	58
Share-based compensation	507	429
	853	804

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

•
The assessment of impairment of royalties, streaming and other mineral interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty or streaming interests will not likely occur or may be significantly reduced in the future.
•
The functional currency for each of the our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and we reconsider the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
We estimate the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, we may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, we use a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.

•
Our embedded derivative is carried at fair value at each period end. In order to calculate the fair value at period end, we use the White Hull one factor model and are required to make estimates and assumptions on our share price, calibrated credit spread, interest rate volatility and mean reversion constant. Changes to these assumptions may impact the fair value of the liability at period end.
•
We estimate the fair values of our share options at the date of grant using the Black-Scholes option pricing model. We are required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of our shares and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures and embedded derivative.

Our short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our gold-linked loan is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold. Our long-term investment is initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of our embedded derivative related to the convertible debentures is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures and lease obligations are measured at amortized cost. The fair value of our bank loan and lease obligations approximate their carrying values as their interest rates are comparable to current market rates. The fair value of our convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to our convertible debentures since the issuance.

Financial risk management objectives and policies

The financial risk arising from our operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support our ability to continue as a going concern. The risks associated with financial instruments and the policies on how we mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. We mitigate credit risk associated with our bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at March 31, 2025, was approximately $1.8 million as compared to approximately $2.0 million as at December 31, 2024. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Credit Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency Risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

Equity price Risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at March 31, 2025, a 10% change in the market price of these investments would have an impact of approximately $0.02 million on net loss. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate Risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 2.00% or Adjusted Term SOFR plus a margin of 3.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the three months ended March 31, 2025. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the three months ended March 31, 2025.

Outstanding Share Data

As at the date hereof, we have 170,487,289 GRC Shares, 2,512,395 restricted share units and 9,524,994 share options outstanding. In addition, there were warrants to purchase 2,430,000 common shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof. Furthermore, there are outstanding warrants to purchase 20,058,300 GRC Shares issued to holders in connection with our public offering in connection with the Vareš Stream in 2024. Each such warrant is exercisable to acquire one GRC Share for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Our Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") are responsible for establishing and maintaining our disclosure controls and procedures ("DCP"). We maintain DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Our management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and our future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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our plans and objectives, including our acquisition and growth strategy;
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our future financial and operational performance, including expectations regarding projected future revenues;
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royalty and other payments to be made to us by the owners and operators of the projects underlying our royalties, streaming and other interests;
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expectations regarding our royalties, streaming and other interests;
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the plans and expectations of the operators of properties underlying our royalty and streaming interests;
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estimates regarding future revenue, expenses and needs for additional financing; and
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adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

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the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
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current gold, base metal and other commodity prices will be sustained, or will improve;
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the proposed development of the projects underlying our interests will be viable operationally and economically and will proceed as expected;
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any additional financing required by us will be available on reasonable terms; and
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operators of the properties in which we hold royalties and streaming interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

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we own passive interests in mining properties and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;
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a substantial majority of our royalty and other interests are on non-producing properties, which may never achieve production;
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our revenue is subject to volatility in gold, copper and other commodity prices;
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the volatility in gold, copper and other commodity prices may have an adverse impact on the value of our royalties, streaming and similar interests and on the payments we receive thereunder in the future;
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we have limited or no access to data or the operations underlying our existing interests;
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a significant portion of our revenues is derived from a small number of operating properties;
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the value and potential revenue from our royalties, streaming and other interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
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our business, financial condition and results of operations could be adversely affected by market and economic conditions;
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we may enter into acquisitions and other material transactions at any time;
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current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;
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we have a history of negative cash flow from operating activities;
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our future growth is, to an extent, dependent on our acquisition strategy;
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our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalties, streaming and other interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
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if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalties, streaming or other interests could be found to be invalid;
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operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations and we could be forced to take legal action to enforce our contractual rights;
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certain of our royalty interests are subject to buy down or other rights of third-parties;
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mine development and operation is capital intensive and any inability of the operators of the properties underlying our existing or future interests to meet their liquidity needs may adversely affect the value of and revenue from, such interests;
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estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalties, streaming and other interests may be subject to significant revision;
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depleted mineral reserves may not be replenished by the operators of the properties underlying our royalties, streaming and other interests;
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we may enter into transactions with related parties and such transactions present potential conflicts of interests;
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regulations and political or economic developments (including changes to international trade policies) in any of the jurisdictions where the properties in which we hold or may hold royalties, streaming or similar interests are located may impact the projects underlying our interests;
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opposition from Indigenous peoples may adversely impact the projects underlying our interests;

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environmental risks in the jurisdictions where projects underlying our interests are located may affect the projects underlying our interests;
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our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
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our dependence on key management personnel;
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certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
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a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
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potential litigation affecting the properties that we have royalties, streaming or other interests in could have a material adverse effect on our business and operating results;
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we may use certain financial instruments that are subject to a number or inherent risks; and
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the other factors discussed under "Item 3. Key Information – D. Risk Factors" in the Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by us.

Additional Information

Additional information concerning the Company is available under our profile at www.sedarplus.ca and www.sec.gov.